UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ SPECIAL FINANCIAL REPORT PURSUANT TO RULE 15D-2 OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______.

Commission file number: 333-271034

OS THERAPIES INCOPORATED

(Exact name of registrant as specified in its charter)

Delaware	82-5118368
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

15825 Shady Grove Road, Suite 135 Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

(410) 297-7793

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by checkmark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant’s common stock held by non-affiliates, computed by reference to the price at which the common stock was last sold as of June 30, 2023, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $0.

The number of shares of the registrant’s common stock outstanding as of May 9, 2024 was 11,982,082.

OS THERAPIES INCORPORATED

i

EXPLANATORY NOTE

On February 14, 2024, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-1, as amended (the “Registration Statement”), of OS Therapies Incorporated (the “Company”). A detailed description of such offering is included in the Registration Statement.

Rule 15d-2 under the Securities Exchange Act of 1934, as amended, provides generally that if a registrant’s registration statement filed under the Securities Act of 1933, as amended, does not contain certified financial statements for the registrant’s last full fiscal year preceding the year in which such registration statement becomes effective (or for the life of the registrant if less than a full fiscal year), then the registrant must, within 90 days after the effective date of such registration statement, file a special financial report furnishing certified financial statements for the last full fiscal year or other period, as the case may be, meeting the requirements of the form appropriate for annual reports of that registrant. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the registrant.

The Registration Statement did not contain the certified financial statements of the Company for the fiscal year ended December 31, 2023. Therefore, as required by Rule 15d-2, the Company is hereby filing its certified financial statements for the fiscal year ended December 31, 2023 with the SEC under cover of the facing page of an Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

OS Therapies Incorporated

Opinion on the Financial Statements

We have audited the accompanying balance sheets of OS Therapies Incorporated (the “Company”) as of December 31, 2023 and December 31, 2022, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and December 31, 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP
www.malonebailey.com

We have served as the Company’s auditor since 2020.

Houston, Texas
May 13, 2024

OS Therapies Incorporated
Balance Sheets

	December 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash	$38,982	$171,480
Deferred Offering Costs	751,050	324,210
Shareholder Loan Receivable	—	1,145
Total Current Assets	790,032	496,835
Long-Term Assets
Fixed Assets (Net)	8,050	12,270
TOTAL ASSETS	$798,082	$509,105

LIABILITIES AND STOCKHOLDERS’ Deficit
Current Liabilities
Accounts Payable	$2,715,399	$1,225,134
Accrued Interest on Convertible Notes	2,026,323	1,223,843
Accrued Expenses	162,500	15,000
Accrued Payroll and Payroll Taxes – Related Party	112,137	420,000
Accrued Payroll and Payroll Taxes	33,543	6,011
Redemption Premium	4,580,304	3,039,054
Preferred Dividends Payable	343,750	218,750
Convertible Notes – A (Net Debt Discount)	1,051,032	—
Convertible Notes – A (Related Party Net Debt Discount)	100,000	—
Convertible Notes – B (Net Debt Discount)	5,154,000	—
Convertible Notes – C (Net Debt Discount)	3,873,417	—
Convertible Notes – D (Net Debt Discount)	1,950,160	—
Convertible Notes – E (Net Debt Discount)	1,100,000	—
Convertible Notes – F (Net Debt Discount)	1,381,732	—
Make-whole Stock Liability	130,000	—
Total Current Liabilities	24,714,297	6,147,792
Long-Term Liabilities
Convertible Notes – A (Net Debt Discount)	—	1,038,120
Convertible Notes – A (Related Party Net Debt Discount)	—	100,000
Convertible Notes – B (Net Debt Discount)	—	5,154,000
Convertible Notes – C (Net Debt Discount)	—	3,218,845
Convertible Notes – D (Net Debt Discount)	—	836,667
Make-whole Stock Liability	—	1,470,909
TEDCO Grant	100,000	100,000
Total Long-Term Liabilities	100,000	11,918,541
Total Liabilities	24,814,297	18,066,333

STOCKHOLDERS’ DEFICIT
Common Stock A, par value $0.001, 50,000,000 shares authorized, 10,680,000 and 9,980,000 issued and outstanding, respectively	10,680	9,980
Common Stock B, par value $0.001, 20,000,000 shares authorized, 0 shares issued and outstanding	—	—
Preferred Stock A, par value $0.001, 1,400,000 shares authorized, 1,302,082 shares Preferred Stock A issued and outstanding	1,302	1,302
Additional paid-in capital	5,489,990	4,033,093
Accumulated deficit	(29,518,187)	(21,601,603)
Total Stockholders’ Deficit	(24,016,215)	(17,557,228)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$798,082	$509,105

The accompanying notes are an integral part of these financial statements.

OS Therapies Incorporated
Statements of Operations

	Year Ended December 31, 2023	Year Ended December 31, 2022
OPERATING EXPENSES
Research & Development Expenses	$3,216,933	$3,291,417
General & Administrative	1,120,560	1,153,672
Licensing	5,154	1,210
Loss from Operations	(4,342,647)	(4,446,299)

OTHER INCOME/EXPENSE
Interest Income	2	—
Interest Expense	(3,448,939)	(1,808,386)
Total Other Expense	(3,448,937)	(1,808,386)

NET LOSS	(7,791,584)	(6,254,685)

Cumulative Series A Preferred Stock Dividend Requirement	(125,000)	(125,000)
NET LOSS available to common shareholders	$(7,916,584)	$(6,379,685)

Weighted Average # of Shares – Class A	10,680,000	9,980,000
Basic & Diluted Loss per Common Share – Class A	$(0.74)	$(0.64)

The accompanying notes are an integral part of these financial statements.

OS Therapies Incorporated
Statements of Stockholders’ Deficit
For the Years Ended December 31, 2023 and 2022

	Common Stock CS A – Shares CS – A Par Amount		Preferred Stock Shares Par Amount		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balances, December 31, 2021	9,980,000	$9,980	1,302,082	$1,302	$3,759,423	$(15,221,918)	$(11,451,213)
Warrants Issued to placement agent for convertible notes	—	—	—	—	273,670	—	273,670
Preferred Dividends	—	—	—	—	—	(125,000)	(125,000)
Net loss	—	—	—	—	—	(6,254,685)	(6,254,685)
Balances, December 31, 2022	9,980,000	9,980	1,302,082	1,302	4,033,093	(21,601,603)	(17,557,228)

Make Whole Liability to Common Stock	700,000	700	—	—	699,300	—	700,000
Unwind of Make-whole Stock Liability	—	—	—	—	757,597	—	757,597
Preferred Dividends	—	—	—	—	—	(125,000)	(125,000)
Net Loss	—	—	—	—	—	(7,791,584)	(7,791,584)
Balances, December 31, 2023	10,680,000	$10,680	1,302,082	$1,302	$5,489,990	$(29,518,187)	$(24,016,215)

The accompanying notes are an integral part of these financial statements.

OS Therapies Incorporated
Statements of Cash Flows
For the Years Ended December 31, 2023 and 2022

	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(7,791,584)	$(6,254,685)
Depreciation expense	4,220	805
Amortization of Debt Discounts	2,646,459	1,151,474
Make-whole expense	116,688	362,496
Adjustments to reconcile net loss to net cash used in operating activities:
Accounts Payable	1,347,602	216,426
Accrued Expenses	147,500	15,000
Accrued Interest on Convertible Notes	802,479	656,913
Accrued Payroll and payroll taxes	(280,331)	58,991
Net cash used in operating activities	(3,006,967)	(3,792,580)

CASH FLOWS FROM INVESTING ACTIVITIES
Employee Advances	—	956
Increase in Shareholder Loan	—	(49,075)
Shareholder Loan Repayment	1,145	279,000
Net cash provided by investing activities	1,145	230,881

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred Offering Costs	(284,176)	(172,021)
Net Proceeds from Convertible Debt A, B, C, D, E & F	3,157,500	3,824,412
Net cash provided by financing activities	2,873,324	3,652,391

Net change in cash	(132,498)	90,692
Cash – beginning of period	171,480	80,788
Cash – end of period	$38,982	$171,480

NON-CASH INVESTING AND FINANCING ACTIVITIES
Discount on Notes Payable – redemption premium	1,541,250	1,427,000
Dividends Payable	125,000	125,000
Discount on Notes Payable – placement agent warrants	—	273,670
Deferred offering costs recorded as accounts payable	142,664	152,189
Make-whole Stock Liability	700,000	—
Unwind of Make-whole Stock Liability	757,597	—

The accompanying notes are an integral part of these financial statements.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 1 — ORGANIZATION AND DESCRIPTION OF BUSINESS, LIQUIDITY, AND RISK FACTORS

OS Therapies Incorporated (“we,” “us,” “our,” the “Company”) is a Delaware corporation incorporated on June 24, 2019. It is based in Rockville, Maryland. The Company is the successor to an LLC formed in 2018.

The Company intends to focus on the identification, development, and commercialization of treatments for Osteosarcoma and other related diseases. As of December 31, 2023, there is one ongoing clinical trial for Osteosarcoma therapy.

Liquidity

The Company has prepared its financial statements on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. However, the Company has incurred net losses since its inception and has negative operating cash flows. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty concerning the Company’s ability to continue as a going concern.

As of December 31, 2023 and 2022, the Company had cash of $38,982 and $171,480, respectively. For the foreseeable future, the Company’s ability to continue its operations is dependent upon its ability to obtain additional capital. The Company is currently seeking to raise additional capital through a public or private financing of equity; although there can be no assurances the Company will be successful in such a campaign.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of US Securities and Exchange Commission (“SEC”). The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, and the Company’s fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in its financial statements and accompanying notes. On an ongoing basis, management evaluates these estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that management believes to be reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from management’s estimates.

Cash

Cash consists primarily of deposits with commercial banks and financial institutions. The Company maintains cash balances at various financial institutions. Both interest and non-interest bearing accounts with the same insured depository institution are insured by the Federal Deposit Insurance Corporation (FDIC) for a combined total of $250,000. In the normal course of business, the Company may have deposits that exceed the FDIC insured limit. The Company believes that it is not subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and December 31, 2022, there were no accounts in excess of the FDIC limits.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed Asset Policy

A capital asset is defined as a unit of property that has an economic useful life that extends beyond 12 months. Any items costing below the threshold or not fitting the definition of a capital asset will be expensed in the financial statements. All capital assets are recorded at historical cost as of the date acquired. Computer assets will be capitalized and Straight-Line depreciated over 5-years for financial statement purposes.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the book values of the assets to future net undiscounted cash flows that the assets or the asset groups are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book value of the assets exceed their fair value, which is measured based on the estimated discounted future net cash flows arising from the assets or asset groups. No impairment losses on long-lived assets have been recorded for years ending December 31, 2023 and December 31, 2022.

Deferred Offering Costs

Deferred offering costs consist of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to stockholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to operations. At December 31, 2023 and 2022, the Company had $751,050 and $324,210 in capitalized deferred offering costs, respectively.

Debt Discount and Redemption Premium

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes will be recorded at the amortized cost.

The initial fair value of the redemption value relating to the convertible debt instruments are capitalized and amortized over the term of the related debt using the straight-line method, which approximates the interest method. If a loan is paid in full, any unamortized financing costs will be removed from the related accounts and charged to operations. Amortization of debt discount is recorded as a component of interest expense. In accordance with ASU 2015-03, Interest — Imputation of Interest, the unamortized debt discount is presented in the accompanying balance sheet as a direct deduction from the carrying amount of the related debt.

Research and Development Costs

Research and development expenses are charged to operations as incurred. Research and development expenses include, among other things, salaries, costs of outside collaborators and outside services, and supplies.

Revenue Recognition

As of the date of incorporation, the Company adopted ASU 2014-09, Revenue from Contracts with Customers, and all subsequent amendments to the ASU (collectively, “ASC 606”), which (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-Based Compensation

The Company, in accordance with ASC 718, employs the use of stock-based compensation. The compensation expense related to stock granted to employees and non-employees is measured at the grant date based on the estimated fair value of the award and is recognized on a straight-line basis over the requisite service period. Forfeitures are recognized as a reduction of stock-based compensation expense as they occur. Stock-based compensation expense for an award with a performance condition is recognized when the achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Short-term Leases

For short-term leases, 12 months or less, the Company records rent expense and does not capitalize. The only lease currently meets this exemption and has been expensed. The Company has not renewed the current lease due to landlord restrictions; the ownership is renovating the premises. The Company has temporarily moved its primary office to 115 Pullman Crossing Road, Suite #103 in Grasonville, Maryland 21638. The space is the primary office of the Company’s CFO and is being provided rent free.

Income taxes

The Company accounts for income taxes using the asset-and-liability method in accordance with ASC 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the enactment date. A valuation allowance is recorded if it is “more likely than not” that some portion or all of the deferred tax assets will not be realized in future periods.

The Company follows the guidance in ASC Topic 740-10 in assessing uncertain tax positions. The standard applies to all tax positions and clarifies the recognition of tax benefits in the financial statements by providing for a two-step approach of recognition and measurement. The first step involves assessing whether the tax position is more-likely-than-not to be sustained upon examination based upon its technical merits. The second step involves measurement of the amount to be recognized. Tax positions that meet the more-likely than-not threshold are measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate finalization with the taxing authority. The Company recognizes the impact of an uncertain income tax position in the financial statements if it believes that the position is more likely than not to be sustained by the relevant taxing authority.

The Company will recognize interest and penalties related to tax positions in income tax expense. As of December 31, 2023 or December 31, 2022, the Company had no unrecognized uncertain income tax positions.

Basic and Diluted Loss per Share

The Company computes loss per share in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statements of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible notes payable using the if-converted method. Diluted EPS excludes all dilutive potential shares if their effect is antidilutive.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (cont.)

Below is a table listing all preferred stock and common stock equivalents:

Common Stock Equivalents	12/31/2023	12/31/2022
Convertible Debt	11,034,773	8,230,248
Make-Whole Liability	65,000	1,590,939
Warrants	604,281	771,143
Preferred Stock	1,302,082	1,302,082
Total	13,006,136	11,894,412

Fair Value Measurements

The Company applies ASC 820 Fair Value Measurement (“ASC 820”), which establishes a framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The carrying value of the Company’s prepaid expenses, accounts payable and accrued expenses are approximate fair value because of the short-term maturity of these financial instruments. The redemption feature of the debt instruments is recorded at fair value (See Note 3).

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 —	Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 —	Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 —	Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

Recent Accounting Pronouncements

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company’s financial position, results of operations, or cash flows except as discussed below.

Accounting principles adopted:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires a consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted ASU 2016-13 effective January 1, 2023. The Company determined that the update applied to trade receivables, but that there was no material impact to the financial statements from the adoption of ASU 2016-13.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 3 — RELATED PARTY TRANSACTIONS

Shareholder Loan

The Company founder, Paul A. Romness, MPH, took advances from the Company of $0 in 2023 and $49,074 in 2022. On December 15, 2020, the Board of Directors approved an agreement whereby the CEO would pay back these advances, with appropriate interest. The agreement was later modified as the Board determined the CEO was due market rate compensation for two years as backpay (July 2018 through June 2020 was $120,000, and $240,000 for July 2020 to June 2021).

The following summarizes activity under the related party loan:

Balance December 31, 2021	$231,071
Advances during 2022	49,074
Repayment	(279,000)
Balance December 31, 2022	$1,145
Repayment 2023	(1,145)
Balance December 31, 2023	$—

As of December 31, 2023, Mr. Romness has fully paid off the advance. For the years ended December 31, 2022 and 2023, the Company and Mr. Romness agreed to no imputed interest for Mr. Romness for debt owed to him.

Accrued Payroll

At December 31, 2023, the Company had a payroll payable to the CEO of $300,000 and related payroll taxes payable of $7,830. During 2023, the Company made advances on the payroll payable and the CEO made repayments.

The following summarizes activity under all new 2023 payroll advances to the CEO:

Balance December 31, 2022	$—
Advances during 2023	316,198
Repayment	(125,000)
Balance December 31, 2023	$191,198

In the second quarter of 2024, a bonus check was issued to the CEO. The bonus paycheck is comprised of the remaining balance of backpay, less all 2023 payroll advances. The payroll taxes that were associated with the backpay were paid, and, as of April 29, 2024, the backpay, related payroll taxes and associated payroll advances were fully paid.

Related Party Accounting Fees

The Company has a bill in accounts payable of $32,102 to Shore Accountants MD Inc., an outside accounting firm that handles payroll and bookkeeping and 100% owned by Christopher Acevedo, the Company’s CFO.

Related Parties — Convertible Debt

Of the total outstanding notes at December 31, 2023, 8.67% of Group A and 4.55% of Group E are held by related parties.

Ted Search and John Ciccio, collectively known as Mill River Partners LLC, are members of the Board and hold convertible notes with face amounts of $150,000 and $100,000 as of December 31, 2023 and 2022, respectively.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT

Convertible Debt

The Convertible Notes are separated into seven groups — A, B, C, D, E F and BlinkBio — per the table below.

Group	Rate	Maturity	Collateral	Conversion Rate	2023 Carrying Amount	2022 Carrying Amount
A	10%	10/31/2024	None	80% – 87.5%	$1,151,032	$1,138,120
B	6%	10/31/2024	None	80%	$5,154,000	$5,154,000
C	6%	10/31/2024	None	80%	$3,873,417	$3,259,458
D	6%	10/31/2024	None	50%	$1,950,160	$1,036,026
E	6%	10/31/2024	None	50%	$1,100,000	$—
F	6%	10/31/2024	None	50%	$1,381,732	$—
Blink Bio	10%	3/15/2022	None	100%	$—	$—

Group A

Commencing in July 2018 through November 2021, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”). Interest on the unpaid principal balance accrues at a rate of 10% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest shall be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 80 – 87.5% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $3,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes) or $5,000,000, depending upon the signed agreement terms.

In the event that the Company raises aggregate additional cash proceeds of at least $3,000,000 or $5,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due shall automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 12.5% of the equity stock conversion price. The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt A	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$1,154,000	$1,154,000
Less: discounts (issuance, redemptions)	(185,224)	(185,224)
Amortization of discounts	182,256	169,344
Carrying value	1,151,032	1,138,120
Less Related Party Portion	(100,000)	(100,000)
Convertible Notes – A	$1,051,032	$1,038,120

Group B

Commencing in May 2020, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”), pursuant to which the Company issued a Subordinated Convertible Promissory Note (individually the “Note” or together the “Notes”) to the Holders, principally the Investors brought in by an investment bank. Interest on the unpaid principal balance accrues at a rate of 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest shall be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 80% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. No such Next Equity Financing has occurred through December 31, 2023. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $10,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes).

In the event that the Company raises aggregate additional cash proceeds of at least $10,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due shall automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 12.5% of the equity stock conversion price.

The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt B	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$5,154,000	$5,154,000
Less: discounts (issuance, redemptions, warrants)	(1,818,939)	(1,818,939)
Amortization of discounts	1,818,939	1,818,939
Carrying value	$5,154,000	$5,154,000

Group C

Commencing in July 2021, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”), pursuant to which the Company issued a Subordinated Convertible Promissory Note (individually the “Note” or together the “Notes”) to the Holders, principally the Investors brought in by an investment bank. Interest on the unpaid principal balance accrues at a rate of 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest shall be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 80% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. No such Next Equity Financing has occurred through December 31, 2023. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $10,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes).

In the event that the Company raises aggregate additional cash proceeds of at least $10,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due shall automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 12.5% of the equity stock conversion price.

The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt C	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$3,945,020	$3,820,020
Less: discounts (issuance, redemptions, warrants)	(1,088,223)	(1,063,223)
Amortization of discounts	1,016,620	462,048
Carrying value	$3,873,417	$3,218,845

Group D

Commencing in November 2022, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”), pursuant to which the Company issued a Subordinated Convertible Promissory Note (individually the “Note” or together the “Notes”) to the Holders, principally the Investors brought in by an investment bank. Interest on the unpaid principal balance accrues at a rate of 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest shall be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 50% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. No such Next Equity Financing has occurred through December 31, 2023. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $10,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes).

In connection with the Group D Convertible Notes, the Company agreed to issue an additional 400,000 shares of common stock as of December 31, 2023 to the Group D Holders, prorated based on such Holder’s investment amount, as an inducement for their investment in the Group D Convertible Notes.

In the event that the Company raises aggregate additional cash proceeds of at least $10,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due shall automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 50% of the equity stock conversion price.

The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt D	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$2,000,000	$2,000,000
Less: discounts (issuance, redemptions, warrants)	(1,864,654)	(1,539,654)
Amortization of discounts	1,814,814	376,321
Carrying value	$1,950,160	$836,667

Group E

Commencing in February 2023, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”), pursuant to which the Company issued a Subordinated Convertible Promissory Note (individually the “Note” or together the “Notes”) to the Holders, principally the Investors brought in by an investment bank. Interest on the unpaid principal balance accrues at a rate of 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest will be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 50% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. No such Next Equity Financing has occurred through December 31, 2023. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $10,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes).

In the event that the Company raises aggregate additional cash proceeds of at least $10,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due will automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 50% of the equity stock conversion price.

In connection with the Group E Convertible Notes, the Company agreed to issue an additional 220,000 shares of common stock as of December 31, 2023 to the Group E Holders, prorated based on such Holder’s investment amount, as an inducement for their investment in the Group E Convertible Notes.

The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt E	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$1,100,000	$—
Less: discounts (issuance, redemptions, warrants)	(550,000)	—
Amortization of discounts	550,000	—
Carrying value	1,100,000	—
Less Related Party Portion	(50,000)	—
Convertible Notes – E	$1,050,000	$—

Group F

Commencing in June 2023, the Company entered into an unsecured Subordinated Convertible Promissory Note Agreement (the “Agreements”) with certain lenders (together, the “Holders” or individually, the “Holder”), pursuant to which the Company issued a Subordinated Convertible Promissory Note (individually the “Note” or together the “Notes”) to the Holders, principally the Investors brought in by an investment bank. Interest on the unpaid principal balance accrues at a rate of 6% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. Unless earlier converted into shares of Equity Securities, the principal and accrued interest will be due and payable by the Company on demand by the Holders at any time after the earlier of (i) the Maturity Date (as defined in each Agreement) and (ii) the closing of the Next Equity Financing (as defined below). The stated Maturity Date was extended in October 2023, under the same terms, until October 31, 2024.

The Notes will automatically convert into the type of Equity Securities issued in the Next Equity Financing upon closing. The number of shares of such Equity Securities to be issued will be equal to the quotient obtained by dividing the outstanding principal and unpaid accrued interest due on the Note on the date of conversion of 50% of the price paid per share for Equity Securities by the investors in the Next Equity Financing. No such Next Equity Financing has occurred through December 31, 2023. Equity Securities refers to Company’s common stock or preferred stock and Next Equity Financing refers to the next sale (or series of related sales) by the Company of its equity securities from which the Company receives gross proceeds of not less than $10,000,000 (including the aggregate amount of debt securities converted into Equity Securities upon conversion or cancellation of promissory notes).

In the event that the Company raises aggregate additional cash proceeds of at least $10,000,000 through the sale of the Company’s equity securities, excluding the sales or conversions of Notes under the Agreement, the outstanding principal amount due will automatically, and without any action on part of the holder, be converted into fully paid and non-assessable units of the Company’s equity stock sold in such qualified financing at 50% of the equity stock conversion price.

In connection with the Group F Convertible Notes, the Company agreed to issue an additional 386,500 shares of common stock as of December 31, 2023 to the Group F Holders, prorated based on such Holder’s investment amount, as an inducement for their investment in the Group F Convertible Notes.

The Company, at its option, may pay all accrued, but unpaid, interest and other charges in cash or by the issuance of additional equity stock at a rate of the applicable conversion price.

The Company evaluated the Notes in accordance with ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and determined the Notes are considered share-settled debt and should be recorded as a liability. This conclusion was determined based on the debt providing the holder with a variable number of shares at settlement with an aggregate fair value equal to the debt instrument’s outstanding principal. The general measurement guidance in ASC 480 requires obligations that can be settled in shares with a fixed monetary value at settlement (e.g., share-settled debt) to be carried at fair value unless other accounting guidance specifies another measurement attribute. It has been determined that the appropriate guidance for share-settled debt is ASC 835. As a result, the Notes were recorded at the amortized cost.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

The convertible debt balance at December 31, 2023 and 2022 is summarized as follows:

Debt F	As of December 31, 2023	As of December 31, 2022
Principal amount outstanding	$1,932,500	$—
Less: discounts (issuance, redemptions, warrants)	(966,250)	—
Amortization of discounts	415,482	—
Carrying value	$1,381,732	$—

Redemption Liability

The fair value of the redemption liability is calculated under Level 3 of the fair value hierarchy, is determined based upon a Probability-Weighted of Expected Returns Model (“PWERM”). This PWERM was determined to be the most appropriate method of estimating the value of possible redemption or conversion outcomes over time, since the Company has not entered into a priced equity round through December 31, 2023. The fair value of the redemption liability is calculated using the initial value of the convertible note less the debt discount rate of 12.5% in Group A, 20% in Groups B and C, and 50% in Groups D, E and F. The redemption liability is then amortized over the remaining life of the note, utilizing the interest rates of 10% and 6% respectively for the groups. The life of each note in Group A is for a set period of 3 years, and is variable in Groups B, C, and D, with a range of 12 months to 3 years. The Company retains the option to negotiate an extended maturity date for Groups B, C, D, E and F. The new embedded redemption values were $1,541,250 and $1,427,000 for the years ended December 31, 2023, and 2022, respectively. The redemption liability is re-measured at each period end and is summarized as follows:

	As of December 31, 2023	As of December 31, 2022
New Embedded Redemption Value – Group A	144,250	144,250
New Embedded Redemption Value – Group B	1,130,800	1,130,800
New Embedded Redemption Value – Group C	789,004	764,004
New Embedded Redemption Value – Group D	1,000,000	1,000,000
New Embedded Redemption Value – Group E	550,000	—
New Embedded Redemption Value – Group F	966,250	—
Ending Balance	$4,580,304	$3,039,054

Fees Associated with Convertible Debt Raise

The fees associated with the convertible debt raise are legal and investment fees associated with the issuance of the convertible notes for Groups A, B, C and D. There were no related parties who received these fees. The fees are amortized over the life of the convertible note utilizing an interest rate of 10% for Group A and 6% for Groups B, C and D. The debt issuance liability is re-measured at each period end and is summarized in the table below.

	As of December 31, 2023	As of December 31, 2022
Debt Issuance
Group A	$—	$—
Group B	—	—
Group C	9,133	114,000
Group D	—	196,588
Total Net Debt Issuance	$9,133	$310,588

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 4 — CONVERTIBLE DEBT (cont.)

Make-whole liability — Shares due Noble Capital

In March 2020, the Company signed a new advisory agreement with Noble Capital, in lieu of cash remuneration and the Company agreed to issue 4% of the Company shares, with an anti-dilution clause. The Make-whole liability represents the shares earned for the anti-dilution of their stock position over 2020 and 2021. The 2021 year-end had the Company owing total cumulative additional shares of 466,404, valued in the amount of $408,413, after issuing 400,000 shares in 2020. In 2021, the Company recorded an associated expense to advisory fees of $152,482, to recognize the share value earned on the anti-dilution compensation in 2021. In 2022, the Company set aside 141,248 cumulative additional shares to satisfy the anti-dilution clause. In 2022, the Company recorded an associated expense to advisory fees of $282,496, to recognize the share value earned on the anti-dilution compensation in the current year.

In the year ended December 31, 2023, the Company recorded expense to advisory fees of $66,688 to recognize 33,344 shares earned on the anti-dilution compensation for Noble Capital.

On July 1, 2023, the make-whole liability for Noble Capital was determined to be contractually nullified. The company unwound the liability and it is reflected in the Statement of Stockholders Deficit.

Make-whole liability — Shares Officers & Directors

In addition, we owed officers, key employees, key advisors and directors cumulative shares of 780,000 shares of Class A common stock as of December 31, 2022 that had yet to be issued and was valued at $780,000 and included in the December 31, 2022 make-whole stock liability.

In January of 2023, 700,000 shares of Class A common stock were issued to officers, key employees, key advisors and directors, leaving 40,000 shares in the balance to be issued to Joacim Borg, a director, with a value of $80,000.

On March 1, 2023, the Company hired Alan Musso, former CFO, and as part of his compensation contract, he was awarded 25,000 shares of common stock with a value of $2.00 per share, the $50,000 in compensation of which is reflected in the make-whole stock liability.

Mr. Musso resigned on June 30, 2023 and Christopher Acevedo, current CFO, took his position. Mr. Acevedo will be awarded the balance of Mr. Musso’s shares, upon a successful initial public offering.

The Company’s make-whole share liability is summarized in the table below:

Name	Position	# Shares	Value	Date Earned
Alan Musso	Former CFO	6,250	$12,500	March 1, 2023
Christopher Acevedo	Current CFO	18,750	37,500	Upon IPO
Joacim Borg	Director	40,000	80,000	July 1, 2022
TOTAL		65,000	$130,000

Warrants for Placement Agent — Noble Capital

In March 2020, the Company signed a new advisory agreement with Noble Capital, in lieu of cash remuneration it was provided a 10% warrant fee, in addition to cash remuneration on debt raises from Noble procured investments. The terms of the warrants are five years at an exercise price that equates to the average price the Convertible Debt Holders paid in each debt raise round. No warrants were earned in 2023. The number of warrants earned 2022 was 136,830, valued at $273,670. The number of warrants earned in 2021 was 226,813, valued at $453,625. The total warrants earned as of December 31, 2022 was 771,143, after considering the 407,500 warrants earned in 2020 under the agreement. Warrants earned in 2022, 2021 and 2020 have been accounted for as a discount to the associated convertible debt with the discounts amortized over the term of the related debt. The debt discount accretion expense on warrants for the years ended December 31, 2023 and 2022 was $273,202 and $217,820, respectively. The total unamortized discount of those warrants was $49,840 and $323,042 as of December 31, 2023 and 2022, respectively.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 5 — TEDCO GRANT

In May of 2021, the Company received the first of two tranches from TEDCO’s Rural & Underserved Business Recovery from Impact of COVID-19 (RUBRIC) Grant in the amount of $50,000. A second tranche of $50,000 was received in October 2021 for a total reimbursable grant amount of $100,000. The Company is obligated to report on and pay to TEDCO 3% of their quarterly revenues for a five-year period following the reward date. Income from grants and investments are not considered revenues. Royalties due to TEDCO are capped at 150% of the amount of the award or $150,000 total. The Company has the option to eliminate the quarterly royalty obligation by making an advance payment prior to the end of the five-year period, in which case, the Company shall receive a 10% reduction of the royalty cap percentage for each year prior to the expiration of the five-year reimbursement period that the grant is repaid in full. If the Company ceases to meet eligibility requirements the reimbursement obligation shall become due to TEDCO immediately; however, the discount for meeting the obligation shall still apply.

NOTE 6 — INCOME TAXES

Significant components of the Company’s deferred tax assets and liabilities were as follows:

	2023	2022
Deferred tax assets:
Net operating loss carryforwards	$4,758,944	$3,911,858
General Business Credit Carryover	1,408,963	703,373
R&D Credit (available for payroll tax offset)	268,568	285,518
Subtotal	6,436,475	4,900,749
Valuation allowance	(6,436,475)	(4,900,749)
Total deferred tax assets	$—	$—

The federal income tax rate used for 2023 was 21%. The Maryland rate is 8.25%. For the years ending December 31, 2023 and December 31, 2022, the Company had federal net operating loss (“NOL”) of $16,269,893 and $13,373,874, respectively. The 2019 NOL carryforward of $292,144 will expire in tax years up through 2037. The NOLs generated in tax years 2020 and beyond will carry forward indefinitely, but the deductibility of such federal net operating losses is limited. The Company has provided a valuation allowance to offset the deferred tax assets due to the uncertainty of realizing the benefits of the net deferred tax asset.

The Company’s issuances of common stock may have likely resulted in ownership changes as defined by Section 382 of the Code; however, the Company has not conducted a Section 382 study to date. It is possible that a future analysis may result in the conclusion that a substantial portion, or perhaps substantially all of the Company’s NOL carryforwards and R&D tax credit carryforwards will expire due to the limitations of Sections 382 and 383 of the Code. As a result, the utilization of the carryforwards may be limited, and a portion of the carryforwards may expire unused. The Company is subject to U.S. federal tax examinations by tax authorities for the year 2021 due to the fact that NOL carryforwards exist going back to 2019 that may be utilized on a current or future year tax return.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Rental Agreement

The Company has a rental agreement with BXP Shady Grove Lot 7 LLC, beginning in April 2023 and ending in December 2023. The payment term of the license agreement is $1,000 per month. Rent expense for the year ended December 31, 2023 was $12,000 and for the year ended December 31, 2022 was $10,312. The Company has not renewed its lease and has a mailing address at 115 Pullman Crossing Road, Suite 103, Grasonville, Maryland 21638.

Employee Commitments

There are no employee commitments as the Company operates on an at-will employment basis.

License Obligation and Manufacturing Agreements Advaxis

The Company entered into an exclusive license agreement with Advaxis, Inc in September 2018, as amended, pursuant to which it acquired the right to develop and commercialize Advaxis HER2 Construct, the Company’s product candidate and the use of Advaxis HER2 Construct patents. Per the agreement, monthly payments began April 30, 2020, and a total of $1,205,000 has been paid to ADVAXIS towards the License Commencement Payment by December 31, 2020, the grand total of which is $1,550,000. These payments have been recorded as licensing expenses in the accompanying statement of operations. Milestone 3 was updated to a $5,000,000 payment on April 23, 2021. No payments were due or made in 2023. A payment schedule is set for future milestones, as follows:

Milestone		Milestone Payment
1.	OST has secured funding of at least Two Million Three Hundred Thirty-Seven Thousand Five Hundred US Dollars ($2,337,500), in the aggregate (The Funding Milestone) (paid)	License Commencement Payment:
		$1,550,000
2.	The earlier to occur of: (A) OST having secured at least Eight Million US Dollars, in the aggregate or (B) Completion of the first Clinical Trial (with “Completion” meaning that the final patient has enrolled in first Clinical Trial). (paid)	$1,375,000
3.	The earlier to occur of: (A) receipt of Regulatory Approval from the FDA for the First Indication of the first Licensed Product or (B) Initiation of the first Registrational Trial of the first Licensed Product in the Field	$5,000,000
4.	Cumulative Net Sales of all Licensed Products in excess of Twenty Million US Dollars ($20,000,000)	$1,500,000
5.	Cumulative Net Sales of all Licensed Products in excess of Fifty Million US Dollars ($50,000,000) Cumulative Net Sales of all Licensed Products in ex	$5,000,000
6.	Cumulative Net Sales of all Licensed Products in excess of One Hundred Million US Dollars ($100,000,000)	$10,000,000

All milestone payments are non-creditable and non-refundable and shall be due and payable upon the occurrence of the corresponding date or Milestone, regardless of any failure by OST to provide the notice required by Section 6.4a of the licensing agreement. For clarity, each Milestone payment is payable only once. As of December 31, 2020, the first milestone had been achieved. As of January 7, 2021, the License Commencement payment was paid in full. As of May 21, 2021, the second milestone has been completed and paid in full.

On an aggregate basis across all Licensed Products under the licensing agreement and during the Royalty term, OST shall pay quarterly to Advaxis royalties on Net Sales of Licensed Products at a certain percentage rate with respect to all Net Sales in a given Calendar Quarter. No royalties were payable in 2023.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 7 — COMMITMENTS AND CONTINGENCIES (cont.)

BlinkBio

In July 2020, the Company entered into a Licensing Agreement with BlinkBio, Inc., to utilize their proprietary technology. As of August 2020, the $300,000 License fee was fully paid and recorded in license expense. These payments have been recorded in the Licensing expenses of the accompanying statement of operations. No payments were due or made in 2023. A payment schedule is set for future milestones, is summarized below:

Milestone Bearing Event		Milestone Payment
1.	License Fee to utilize proprietary technology (paid)	$300,000 + $2.4 million Convertible Note
2.	Commencement of a toxicology study commented pursuant to Good Laboratory Practices (per 21 CFR Part 58) such that any resulting positive data would be admissible to applicable Regulatory Authorities to support an IND (commonly referred to as “GLP-Tox”)	$375,000
3.	Completion of a Phase I Clinical Trial	$1,500,000
4.	Completion of a Phase II Clinical Trial	$2,500,000
5.	Filing of an NDA, BLA or MAA registration (or the equivalent in any other territory around the world)	$6,000,000
6.	Regulatory Approval in the first of the United States, within the EU or within the UK	$12,000,000

The Company shall make the cash payments set forth in the table above by wire transfer of immediately available funds, to BlinkBio within thirty (30) days of the occurrence of each milestone set forth with respect to the first Product to attain each such milestone, except that the first Milestone above shall apply with respect to The Company’s first product candidate. During the Royalty Term, the Company will pay BlinkBio a royalty of six percent (6%) on Net Sales on a Product-by-Product and country-by-country basis during the Royalty Term, in a country in which no Valid Claim Covers the manufacture, use, or sale of a Product, the royalty on Net Sales of such Product in such country shall be reduced to three percent (3%). No royalties were due in 2023.

For the avoidance of doubt, each Milestone payment shall be payable only once, and the aggregate amount of Milestone payments payable hereunder shall not exceed $22,375,000. A Milestone may be achieved by the Company or a Commercial Sublicensee.

George Clinical Inc.

In June 2020, the Company entered into a Research Service Agreement with George Clinical Inc., to use their clinical research services for the Company’s study: “An Open Label, Phase 2 Study of Maintenance Therapy with OST-HER2 after Resection of Recurrent Osteosarcoma”. The Agreement budget totals $2,423,928. The total research and development expense recorded in the statement of operations for the years ended December 31, 2023 and 2022 was $921,300 and $928,059, respectively. The remainder is set up to be paid according to the service fee schedule below:

George Clinical Payment Schedule		Payment Amount
1.	Service Fee Advance (paid)	$49,989
2.	Service Fee Advance of $212,335 minus the amount already paid, plus PTC Fee Advance of $31,325 (paid)	$193,671
3.	Statistics Fees – 35% on Electronic Data Capture (EDC) Go Live Date	$47,740
4.	Statistics Fees – 35% on Development of SAP tables	$47,740
5.	Statistics Fees – 30% on Final Analysis	$40,920
6.	Service Fees – Remainder Due	Split monthly over course of Study

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 7 — COMMITMENTS AND CONTINGENCIES (cont.)

George Clinical will track and invoice the Company for the number of task units completed and pass-through costs will be invoiced each month in arrears based on actual costs without mark-up. The PTC Advance Fee will be used to offset final pass-through fees payable. As of December 31, 2023 and 2022, the balance due to George Clinical was $619,421 and $170,990, respectively.

Legal Proceedings

From time to time, the Company may be involved in disputes, including litigation, relating to claims arising out of operations in the normal course of business. Any of these claims could subject the Company to costly legal expenses and, while management generally believes that there will be adequate insurance to cover different liabilities at such time the Company becomes a public company and commences clinical trials, the Company’s future insurance carriers may deny coverage or policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on the results of operations and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. The Company is currently not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, could have a material adverse effect on the Company’s results of operations or financial position.

NOTE 8 — EQUITY

Common Stock

In 2021, the Company split Common Stock into two classes with fifty million shares of Class A Common Stock, $0.001 par value per share (“Class A Common Stock”) designated and twenty million shares of Class B Common Stock, $0.001 par value per share (“Class B Common Stock”). As of December 31, 2023 and 2022, the Company had 10,680,000 and 9,980,000 shares of Class A Common Stock outstanding, respectively. Of the 700,000 shares issued in 2023, 520,000 were for related party directors or management. As of December 31, 2023 and 2022, no shares of Class B Common Stock were outstanding. Common Stock A has voting rights and Class B Common Stock has no voting rights.

Preferred Stock

In 2021, 5,000,000 shares of Preferred Stock were authorized, 1,400,000 were designated as Series A Preferred Stock, with 1,302,082 shares issued of Series A Preferred Stock. Series A Preferred Stock has 5% cumulative coupon and liquidation priority above all Common Shares. The coupon dividends are computed at 5% of the principal per annum and are recorded monthly. The accrued dividend for and as of December 31, 2023 and 2022 was $343,750 and $218,750, respectively. The Series A Preferred Stock can be converted to common shares at a 1:1 ratio with a $0.001 par value.

The Series A Preferred Stock has the following rights and privileges:

Voting — Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the New Preferred Stock voting as a separate class will be required to, among other things: (i) adversely change rights of the New Preferred Stock, (ii) change the authorized number of shares of New Preferred Stock.

Conversion — Each share of New Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Conversion ratio will be subject to adjustment on a broad-based, weighted average basis in the event of subsequent issuances at a price less than the original issue price (as adjusted) subject to customary exceptions.

OS Therapies Incorporated
Notes to the Financial Statements
For the Years Ended December 31, 2023 and 2022

NOTE 8 — EQUITY (cont.)

Liquidation — One times the original issue price of the New Preferred Stock plus declared but unpaid dividends on each share of New Preferred Stock (or, if greater, the amount that the New Preferred Stock would receive on an as-converted basis) will be paid first on each share of New Preferred Stock, and the balance of proceeds to be paid to Common Stock. A merger, reorganization or similar transaction (including a sale, exclusive license or other disposition of all or substantially all of the assets of the Company or its subsidiaries) will be treated as a liquidation, thereby triggering payment of the liquidation preference described above. For the avoidance of doubt, the liquidation preference is intended to provide the Investor (and its permitted assigns) with an aggregate liquidation payment of $2,500,000.

	Total, as of 12/31/2023	Total, as of 12/31/2022
Shares Issued to Investors	1,302,082	1,302,082
Total Shares Issued	1,302,082	1,302,082

NOTE 9 — SUBSEQUENT EVENTS

1.	The Company has continued funding the Group F bridge round, and, as of April 30, 2024, the Company received $1.601 million in new notes in 2024. These convertible notes carry a 6% interest rate and mature on October 31, 2024, on the same terms as the Groups D, E and F convertible notes discussed in Note 4 above.

2.	The Company converted all of the issued and outstanding Series A preferred stock into common stock on a 1:1 basis on February 9, 2024, upon the filing of the Company’s third amended and restated certificate of incorporation.

EXHIBIT INDEX

Exhibit number	Description
31.1*	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2024

OS THERAPIES INCORPORATED

By:	/s/ Paul Romness
Paul Romness
Chief Executive Officer
(Principal Executive Officer)

By:	/s/ Christopher Acevedo
Christopher Acevedo
Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report is signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Paul Romness	Chief Executive Officer and Director	May 20, 2024
Paul Romness	(Principal Executive Officer)

/s/ Christopher Acevedo	Chief Financial Officer	May 20, 2024
Christopher Acevedo	(Principal Financial and Accounting Officer)

/s/ Colin Goddard, Ph.D.	Chairman of the Board of Directors	May 20, 2024
Colin Goddard, Ph.D.

/s/ Joacim Borg	Director	May 20, 2024
Joacim Borg

/s/ John Ciccio	Director	May 20, 2024
John Ciccio

/s/ Theodore F. Search, Pharm.D.	Director	May 20, 2024
Theodore F. Search, Pharm.D.